

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Brian O'Toole
Chief Executive Officer
BlackSky Technology Inc.
13241 Woodland Park Road, Suite 300
Herndon, VA 20171

> **Re: BlackSky Technology Inc.**
> **Registration Statement on Form S-3**
> **Filed October 14, 2022**
> **File No. 333-267889**

Dear Brian O'Toole:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Patrick Fullem at (202) 551-8337 with any questions.


Sincerely,

Division of Corporation Finance
Office of Manufacturing


cc:　　Mark Bass